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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Silverline Technologies Limited
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                                (Name of Issuer)

    American Depositary Shares, each consisting of two Equity Shares, RS 10
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                         (Title of Class of Securities)

                                  826408 10 4
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                                 (CUSIP Number)
                             Kenneth B. Falk, Esq.,
                               Deutch & Falk. P.C.
                                843 Rahway Avenue
                              Woodbridge, NJ 07095
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2002
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.                              13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                           Americorp Holdings Limited
                           (No ID No. Foreign entity)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         PF- ADSs acquired through merger transaction
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

         Mauritius
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               7.   Sole Voting Power
  NUMBER OF         2,800,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,800,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,800,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           5.23%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                 Harish Fabiani
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

         Spain
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         2,800,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,800,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,800,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           5.23%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           IN
--------------------------------------------------------------------------------

================================================================================
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                  Kamal Fabiani
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

         Spain
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         2,800,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,800,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,800,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           5.23%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This filing relates to American Depositary Shares, each consisting of two Equity Shares, RS 10 of Silverline Technologies Limited, 53 Knightsbridge Road, Piscataway, NJ 08854


ITEM 2. IDENTITY AND BACKGROUND

         i. The acquiring person is Americorp Holding Limited, a Mauritius corporation ("Americorp").

         Americorp is a family owned investment corporation, and its offices are located c/o Surya Investment, Surya Building, c/ Alfonso Gomez 37, 28037 Madrid Spain. The sole shareholder of Americorp is Elite Global Operations Limited, a British Virgin Islands corporation ("Elite"). Neither Americorp nor Elite has ever been convicted in a criminal proceeding nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ii. (a). The sole officers and directors of Americorp are Harish Fabiani and Kamal Fabiani.

                  (b) The business address of each such person is c/o Surya Investment, Surya Building, c/ Alfonso Gomez 37, 28037 Madrid Spain.

                  (c) Such persons are managers of their family investments, The principal address of such activity is c/o Surya Investment, Surya Building, c/ Alfonso Gomez 37, 28037 Madrid Spain.

                  (d) Neither of such persons has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

                  (e) Neither of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) each such person is a citizen of Spain.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The ADSs were acquired pursuant to the an Agreement and Plan of Merger dated as of January 1, 2002 among eComServer, Inc., a New Jersey corporation, which was wholly owned by Americorp, Silverline Acquisition Corp II, a Delaware corporation, Silverline Technologies Limited,, an Indian corporation and Harish Fabiani. In connection with the merger, Silverline Acquisition Corp. II was merged with and into eComServer, Inc. eComServer, Inc. was the surviving corporation, and the shares of stock of eComServer, Inc held by the filing person were converted into 6,800,000 ADSs of Silverline Technologies, Inc.

         1,800,000 of the ADSs which are the subject of this filing are being held in escrow and have not been delivered to the filing person pursuant to the terms of an Escrow and Indemnification Agreement dated as of January 1, 2002, as amended, among Silverline Technologies Limited, Americorp Holdings Limited, Silverline Acquisition Corp. II, eComServer, Inc. Harish Fabiani and Kamal Fabiani pending compliance by the filing person and the Fabiani's with various representations and warranties made by them in the Merger Agreement.

         The remaining 4,000,000 ADSs acquired under the Merger Agreement were immediately sold by Americorp to Sha Sha Investments Limited, a Mauritius corporation, a non affiliated entity, entirely owned by Madhur Naraindas Bhojwani.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities of the issuer was for investment only. The securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

         Upon receipt of the ADS, Americorp transferred 4,000,000 thereof to Sha Sha Investments Limited, a Mauritius corporation in a private transaction.

         Except as described above, Americorp Holdings Limited has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         Elite Global Operations Limited, a British Virgin Islands corporation, which is wholly owned by Harish Fabiani and Kamal Fabiani, advanced a total of $6,400,000 of its own funds to Silverline Holdings Limited, a Delaware corporation, and received in exchange a secured promissory note in that amount. The security for the note is 4,300,000 Silverline ADSs. Record title to these ADSs are intended to be transferred, with the consent of Silverline Holdings Limited, to Transatlantic Corporation Limited, a Mauritius corporation also wholly owned by Harish Fabiani and Kamal Fabiani. The note is due and payable on March 5, 2002.

The filing person disclaims ownership of the 4,000,000 ADS held by Sha Sha Investments Limited and the 4,300,000 ADSs held as security by Elite Global Operations Limited.

Item 5.  INTEREST IN SECURITIES OF ISSUER

         (a) the aggregate number of the Silverline ADSs beneficially owned by the filing person is 2,800,000 ADS constituting 5.23 percent of the outstanding shares of the class. For this purpose, each ADS consisted of two shares.

         (b) When and if the 1,800,000 ADSs which are being held in escrow as described in Item 3 hereof are released from escrow, The filing person will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of all of such ADSs. Harish Fabiani and Kamal Fabiani, as the holders of all of the outstanding shares of the filing person, share the power to direct the voting or disposition of such shares by the filing person.

         (c) During the last 60 days, Americorp or its affiliates purchased approximately 200,000 ADSs of Silverline Technologies Limited in open market transactions on the Indian Stock exchange. and the New York Stock Exchange.

         (d) None

         (e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------------
Date

Americorp Holdings Limited

By:
-----------------------------
Signature

----------------------------------
Name/Title

Harish Fabiani

Kamal Fabiani

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)